SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

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[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

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COMMISSION FILE NUMBER 1-7657

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A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEHMAN BROTHERS HOLDINGS INC.
745 Seventh Avenue
NEW YORK, NY 10019

Financial Statements and Supplemental Schedule
Lehman Brothers Savings Plan

Years Ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

Lehman Brothers Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm.............................................................................................................................................................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................................................................................................................................................................................2
Statements of Changes in Net Assets Available for Benefits..........................................................................................................................................................................3
Notes to Financial Statements...4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)................................................................................................................................................................13

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                /s/ Ernest & Young LLP

New York, New York
June 23, 2006

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets	(in thousands)
Investments	$1,634,998	$1,376,184
Participant loans	12,606	9,733
Contributions receivable	20,254	3,168
	1,667,858	1,389,085

Liabilities
Accrued and other liabilities	18	169

Net assets available for benefits	$1,667,840	$1,388,916

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
Additions:	2005	2004
Additions to net assets attributed to:	(in thousands)
Investment income:
Net realized and unrealized appreciation in fair value	$178,931	$158,394
Interest and dividends	32,543	20,756
	211,474	179,150

Contributions:
Participants	95,232	69,351
Employer	20,254	3,751
Rollovers	21,139	11,201
	136,625	84,303

Transfers in from other Plans:
Neuberger Berman Pension and Profit Sharing Plans	-	472,248
	-	472,248

Total additions	348,099	735,701

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(68,955)	(56,336)
Administrative fees	(220)	(403)
Total deductions	(69,175)	(56,739)

Net increase	278,924	678,962

Net assets available for benefits:

Beginning of year	1,388,916	709,954

End of year	$1,667,840	$1,388,916

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated on December 29, 2005. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively possible following their date of employment.

The December 2005 Plan restatement amended the Plan to increase employer Basic and Matching contributions and introduced a vesting requirement for employer contributions for Plan years beginning on or after January 1, 2005. The Plan restatement also included revisions to reflect certain technical changes required by recent legislation, including revisions to reflect the final 401(k) regulations, small benefit cash outs and nondiscrimination testing rules.

The Plan was earlier amended, effective February 16, 2005, to discontinue the American Express Company Common Stock Fund, as of January 31, 2007. Furthermore, the Plan was amended to make any direct transfer of assets from the American Express Company Common Stock Fund into the Lehman Brothers Common Stock Fund exempt from any Plan provision that limits transfers into the Lehman Brothers Common Stock Fund.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee (the “Plan Administrator”).

Records of all financial transactions involving Plan assets including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifty percent of eligible compensation, as defined by the Plan document. The Company provides a discretionary matching contribution, in Lehman stock or cash, on behalf of eligible participants who have a twelve month period of service, as defined by the Plan document, and are employees on the last day of the Plan year. The amount of the discretionary contribution, if any, will be determined by the Company’s Board of Directors.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

1. Description of the Plan (continued)

Contributions (continued)

In the event a discretionary matching contribution is made, it will be allocated as follows:

1.
In 2005, participants with annual compensation below $50,000, and who are not in any position designated to be excluded from the Company contribution, will receive a Company contribution of $500 plus 100% of the first $3,500 of their pre-tax contributions. In 2004, participants with annual compensation below $37,800, and who were not in any position designated to be excluded from the Company contribution, received a Company contribution of $400 plus 100% of the first $600 of their pre-tax contributions.

2.
In 2005, participants with annual compensation between $50,000 and $200,000 will receive a Company contribution up to 100% of the first $4,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $50,000 per year. In 2004, participants with annual compensation between $37,800 and $100,000 received a Company contribution of their first $1,000 of their pre-tax contributions, only if there were funds remaining after contributions were made for the participants making less than $37,800 per year.

3.
In 2005, Company contributions are not made for participants with annual compensation in excess of $200,000. In 2004, Company contributions were not made for participants with annual compensation in excess of $100,000.

For the 2005 and 2004 Plan years, Company contributions were made in cash, which was invested in the Lehman Brothers Common Stock Fund.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $14,000 for 2005 and $13,000 for 2004. The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan. Participants that are at least 50 years old as of December 31 of any Plan year may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document, as Catch-Up contributions. The maximum limitation for Catch-Up contributions was $4,000 for 2005 and $3,000 for 2004.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

1. Description of the Plan (continued)

Contributions (continued)

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions, including basic and discretionary employer matching contributions, are to be invested in the available investment options offered by the Plan.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax and Catch-up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005. Participants shall be 100% vested in their Company contributions made for the 2005 and later Plan years once they have attained three years of vesting service, as defined by the Plan document.

Participant Loans

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly, semi-monthly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan. Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2005 and 2004, $162,774 and $624,343, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

1. Description of the Plan (continued)

Payment of Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates, at any point prior to death the participant may elect to receive a full or partial distribution of his account balance, provided that partial distributions must be at least $1,000. In the event the participant’s account does not exceed $1,000 ($5,000 prior to March 28, 2005), an immediate lump sum payment will be made automatically. After participants attain the age of 70-1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000 ($5,000 prior to March 28, 2005).

Forfeited Accounts

At December 31, 2005 and 2004 there were no forfeited non-vested participant accounts. In the event there were forfeitures, such amounts would have been used to either reduce employer contributions or defray administrative expenses of the Plan.

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2005 and 2004, the Plan was charged $219,590 and $403,370 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with  U.S. generally accepted accounting principles.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investment securities not traded on any public exchange are valued at $0. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Lehman Brothers Savings Plan Stable Value Fund (“Stable Value Fund”), a separate account established by the Company for the exclusive benefit of Plan participants, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2005 and 2004 approximated $195,054,000 and $190,665,000, respectively. The average yield was approximately 4.54% in 2005 and 4.30% in 2004, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and was 4.73% at December 31, 2005 and 4.38% at December 31, 2004.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

The following table presents the investments held by the Plan at December 31, 2005 and 2004, respectively:

	December 31,
	2005	2004
	(in thousands)
Investments:
Mutual Funds	$1,235,680	$1,036,631
Stock Funds	202,269	151,895
Stable Value Fund	197,047	187,656
Self-Directed Accounts	2	2
Total	$1,634,998	$1,376,184

The following table presents the net appreciation in fair value of investments held by the Plan at December 31, 2005 and 2004, respectively:

	Years Ended December 31,
	2005	2004
	(in thousands)
Net appreciation in fair value of investments:
Mutual Funds	$123,441	$138,628
Stock Funds	55,490	19,766
Total	$178,931	$158,394

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

3. Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2005 and 2004 respectively:

	Fair Value at December 31,
	2005	2004
	(in thousands)
Funds:
Neuberger Berman Value Equity	$557,271	$476,962
Lehman Brothers Common Stock	170,973	111,757
Vanguard Institutional Index	115,310	107,479
Fidelity Large-Cap Stock	*	77,185

* - Investment is less than 5% of the net assets available for benefits at December 31, 2005.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code. In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2005

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC during 2005 and 2004. This qualifies FMTC as a party in interest.

8. Subsequent Events

The Plan was amended, effective January 1, 2006, to provide past service credit to anyone employed by BNC Mortgage, Inc., (“BNC”) on (i) December 31, 2005 or (ii) any applicable earlier date during 2005 immediately preceding their transfer to the employ of the Company. In addition, the BNC Mortgage, Inc. 401(k) Plan was merged into the Plan, effective February 1, 2006.

The Plan was amended, effective January 1, 2006, to provide past service credit to anyone employed by Finance America, LLC (“Finance America”) on (i) December 31, 2005 or (ii) any applicable earlier date during 2005 immediately preceding their transfer to the employ of the Company. In addition, the Finance America 401(k) Retirement Savings Plan was merged into the Plan, effective February 1, 2006.

Supplemental Schedule

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

	Par Value/ Number of Shares	Current Value at December 31, 2005
Stable Value Fund
Bank of America:
Contract #05-034	31,097,158	$37,472,705
ING Life Insurance and Annuity Co.
Contract # 60118	19,901,979	22,965,472
JPMorgan Chase Bank
Contract # 431429-S	21,647,802	24,967,768
State Street Bank & Trust
Contract # 105019	31,370,166	34,027,707
UBS AG
Contract # 5206	26,958,969	29,972,463
UBS AG
Contract # 5186	8,958,939	7,908,853
IXIS
Contract # 1921	31,984,760	35,159,123
Fidelity Management Trust Co. (a) Contract GDLE	4,572,605	4,572,605
		197,046,696
Stock Funds American Express Company Common Stock	2,865,966.846	31,296,358
Lehman Brothers Common Stock (a)	10,672,450.474	170,972,657
		202,269,015
Mutual Funds
Fidelity Equity Income (a)	152,225.535	8,034,464
Fidelity Capital and Income (a)	4,512,796.915	37,772,110
Fidelity Select Biotech (a)	65,389.678	4,099,933
Fidelity Select Healthcare (a)	54,251.074	7,383,029
Fidelity Select Technology (a)	106,676.364	6,736,612
Fidelity Select Telecomm (a)	38,934.882	1,508,727
Fidelity Asset Manager (a)	1,375,938.831	22,083,819
Fidelity Low Price Stock (a)	964,834.894	39,403,857
Fidelity Diversified International (a)	1,787,955.911	58,180,085
Fidelity Large-Cap Stock (a)	5,234,045.150	81,703,445
Fidelity Freedom 2010 (a)	132,782.341	1,865,592
Fidelity Freedom 2020 (a)	369,160.623	5,430,353
Fidelity Freedom 2030 (a)	295,684.291	4,441,178
Fidelity US Bond Index (a)	3,186,582.516	34,733,749

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year) (continued)

December 31, 2005

	Par Value/ Number of Shares	Current Value at December 31, 2005
Mutual Funds (continued)
Fidelity Freedom 2040 (a)	442,622.465	$3,908,356
Neuberger Berman Partners (a)	713,659.620	20,018,152
Pimco Emerging Co Is	370,936.326	8,524,117
Pimco Total Return Administrative	2,108,245.543	22,136,578
Neuberger Berman Genesis Investor (a)	1,077,507.027	36,602,914
Templeton Developing Markets A	437469.216	10,245,529
Calamos Growth	724,130.520	39,870,626
Vanguard Institutional Index	1,011,399.176	115,309,620
Lehman Brothers 10 Uncommon Val (a)	1,214,431.850	15,544,728
Neuberger Berman Fasciano Investor (a)	147,070.207	6,234,306
MFS Value Fund A	170,675.282	3,951,133
Vanguard Total Stock Market	429,817.459	12,894,524
Hartford Cap App IA	218,783.388	11,593,332
TRP Mid Cap Value	809,705.237	18,930,908
Neuberger Berman High Inc Bond Inv (a)	277,068.948	2,524,098
American Cap World G&I R4	214,922.785	7,851,129
Neuberger Berman Focus Investments (a)	198,398.607	6,430,099
Neuberger Berman International Inv (a)	803,790.675	17,418,144
Neuberger Berman Socially Responsible (a)	141,215.243	3,206,998
Century SM Cap	75,468.344	1,836,900
Neuberger Berman Value Equity (a)	10,276,442.590	557,270,929
		1,235,680,073
Self-Directed Accounts
Monte Carlo Corp. *	1,000	-
Omnimax Inc.	2,000	2
Paratech International Inc. *	4,000	-
Buscemi’s Intl Inc/New *	20	-
Westmore Intl Inc. *	500	-
Strips-Tint-05/15/2008	2,000	1,805
First Capital Holdings Corp. *	100	-
Access International Education Ltd.	80	8
Xebec *	700	-
		1,815

Total Investments before Participant Loans		1,634,997,599

Participant Loans		12,605,884
Total Investments		$1,647,603,483

* Unpriced Securities, valued at zero (a) Indicates party in interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEHMAN BROTHERS SAVINGS PLAN

By: /s/ Wendy M. Uvino
   Wendy M. Uvino
   Chairperson
   Lehman Brothers Holdings Inc.
   Employee Benefit Plans Committee

June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm